A MESSAGE TO SHAREHOLDERS OF NISOURCE INC. DOESN'T NISOURCE ALREADY HAVE ENOUGH
                                   PROBLEMS?

Since early June, NiSource Inc.--the parent company of Northern Indiana Public Service Co. (NIPSCO)-- has been spending millions of dollars in an effort to acquire Virginia-based Columbia Energy Group in a 1980's-style hostile takeover. But even as it continues its attempt to build a sprawling energy empire, NiSource has plenty of problems to keep it occupied.These include:

                          DECLINING SHAREHOLDER VALUE

Since the start of its hostile takeover attempt, NiSource's stock price has declined by more than 22 percent, representing a loss of approximately $790 million in market capitalization.* NiSource's stock price has declined by more than 28 percent since the start of the year and 35 percent from its 52-week high.

                        DISTURBING ENVIRONMENTAL RECORD

New York State's Attorney General recently announced he intends to sue NiSource for failing to reduce harmful emissions of sulfur dioxide and nitrogen oxide from one of its principal coal-fired generating plants. NiSource last year was ranked as the nation's third "dirtiest" electric utility, based on nitrogen oxide emission rates, by the Natural Resources Defense Council.

                             DISGRUNTLED CUSTOMERS

Customers rank NIPSCO "Below Average" for service among electric utility companies in the Midwest, according to a survey recently published by two nationally recognized consulting firms. NIPSCO has the highest residential electric rates of all of Indiana's 42 electric utilities.

                             DISTRACTED MANAGEMENT

NiSource management is devoting considerable resources to its hostile takeover attempt, pouring millions of dollars into fees for investment bankers, lawyers and consultants. NiSource executives have been spending a lot of time traipsing around Columbia's operating region lately-- apparently hoping to find support for their hostile actions from regulators, community leaders, journalists and others.

     NISOURCE WON'T SOLVE ITS PROBLEMS BY ADDING DEBT AND DILUTING EARNINGS

Under its latest unsolicited proposal, NiSource would need to borrow at least $5.6 billion, attempt the largest equity offering ever in the energy utility industry, and win approvals from numerous state and federal regulators.That's a tall order--especially since no hostile takeover has ever been successfully completed in the utility industry. Even if the transaction could be consummated, it likely would boost NiSource's annual interest expense, dilute its future earnings and--even by the company's own admission in a recent SEC filing--could adversely impact its credit ratings. Instead of taking on new problems, NiSource should end this costly and disruptive effort immediately and begin focusing on something much more important: serving the needs of its customers and shareholders. Let NiSource know how you feel. Call the company at 219-853-5200.

*From June 4 to September 29, 1999.

                          [COLUMBIA ENERGY GROUP LOGO]